FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL
OMB Number: 3235-0104
Expires: January 31, 2005
Estimated average burden hours per response...0.5

(Print or Type Responses)

1. Name and Address of Reporting Person* Aspen Advisors LLC, investment adviser to Aspen Partners (a series of Aspen Capital Partners, L.P.) & others Hecht, Nikos (manager of Aspen Advisors LLC)	2. Date of Event Requiring Statement (Month/Day/Year) November 22, 2002	4. Issuer Name and Ticker or Trading Symbol Metrocall Holdings, Inc. (MTOH.OB)
(Last) (First) (Middle) c/o Aspen Advisors, LLC 152 West 57th Street, 46th Floor
(Street) New York, New York 10019	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

[     ] Director                          [   x  ] 10% Owner

[    ] Officer (give title below)    [    ] Other (specify below)

		_______________________________________________	6. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) [ ] Form filed by One Reporting Person [ X ] Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	103,529+	I	By Investment Adviser
Common Stock	103,529++	I	By Manager of Investment Adviser
Preferred Stock	89,248+	I	By Investment Adviser
Preferred Stock	89,248++	I	By Manager of Investment Adviser

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Inst. 5)
	Date Exerciseable	Expiration Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

+      Aspen Advisors LLC, investment adviser to Aspen Partners (a series of Aspen Capital Partners, L.P.) and other clients, disclaims all beneficial ownership of the securities.
++     Nikos Hecht, managing member of Aspen Adviors LLC and managing member of Aspen Capital LLC (General Partner of Aspen Partners, a series of Aspen Capital Partners, L.P., which holds 1% of the Partnership), disclaims beneficial ownership of the securities except to the extent of the 1% pecuniary interest, as calculated pursuant to Rule 16a-1(a)(2) and (a)(3).

Aspen Advisors LLC By: Nikos Hecht, Managing Member /s/ Nikos Hecht ———————————————————— **Signature of Reporting Person	April 30, 2003 —————————————— Date
By: Nikos Hecht, Managing Member /s/ Nikos Hecht ———————————————————— **Signature of Reporting Person	April 30, 2003 —————————————— Date

*	If the form is filed by more than one reporting person, See Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.